Exhibit (a)(3)

FORM OF CONFIRMATION TO ELIGIBLE EMPLOYEES

OF RECEIPT OF ELECTION TO PARTICIPATE

(To be sent to all participants via e-mail promptly after receipt of the Election to Participate)

This message confirms that Image Sensing Systems, Inc. (“ISS”) has received your Election to Participate in its option exchange program. If ISS completes the option exchange program, and unless Gregory R. L. Smith receives a Notice of Withdrawal in the form attached hereto before 9:00 p.m., Central Time, on June 22, 2009, the eligible options you have described in your Election to Participate will be cancelled, and new options will be granted to you, subject to the terms and conditions of the option exchange program.

If you have any questions about this message, please contact Gregory R. L. Smith by e-mail at optionexchange@imagesensing.com.